Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

BEST AVAILABLE COPY

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.
U.S.A.

SEC MAIL PROCESSING RECEIVED MAY 15 2002 WASH. D.C. 155 SECTION

Ivrea, May 13, 2002

olivetti

02034207

SUPPL

Re: Olivetti S.p.A.--File No. 82-5181

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- ✓ Quarterly Report at 31 March 2002;
- ✓ Annual Report (2001);
- ✓ Directors' report on the proposals in the agenda (items 1 and 2) for the Shareholders' Meeting called for May 6, 7 and 8, 2002;
- ✓ Various press releases issue by the Company from March 26, 2002 (i.e. May 2, 2002; May 8, 2002; May 8, 2002).

Each such document indicates the file number in the upper right hand corner of each unbound page and the first page of each bound document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Enrico Grigliatti, tel. number 125-526441).

Respectfully submitted,

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

(Enrico Grigliatti)
(Corporate Secretary)

(Enclosures)

LONDON:162834.1

# NOTIZIE PER LA STAMPA
# NEWS FOR THE PRESS





## OLIVETTI: EARLY REDEMPTION OF "OLIVETTI FINANCE NV 1999-2004" BOND IN JUNE 2002

Outstanding notes amount to Euro 5.15 billion

Ivrea, 2 May 2002

Olivetti informs that the Board of Directors of Olivetti Finance NV has approved a resolution to redeem – on June 24, 2002, ahead of maturity in 2004 – the "Olivetti Finance NV 1999-2004 floating rate notes" (ISIN code IT0006528548). On that date, therefore, all outstanding bonds (approximately Euro 5.15 billion) will be redeemed at 100% of their nominal value plus accrued interest.

The bond was issued in June 1999 by Tecnost International NV (now Olivetti Finance NV) as part of a series of operations arranged to finance the public tender offer for Telecom Italia, and is listed on the Italian Stock Exchange and the Luxembourg Stock Exchange. The original nominal amount of Euro 9.4 billion was subsequently reduced to the current outstanding amount of Euro 5.15 billion through the purchase of notes on the market and their subsequent cancellation.

Olivetti will repay the full amount with available funds, arising mainly from the share capital increase and convertible bond issue totalling Euro 3.9 billion, which took place at the end of 2001.

The operation is part of Olivetti's plan to improve its debt maturity profile and simultaneously reduce its debt servicing charges.

The official redemption announcement will be made through a notice to be published in the next few days in a number of Italian and foreign daily newspapers as well as on the web site www.olivetti.com.

olivetti
Direzione Comunicazioni - Communication Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

# NOTIZIE PER LA STAMPA
# NEWS FOR THE PRESS



*Board of Directors approves the Quarterly Report*



## OLIVETTI IN THE FIRST QUARTER OF 2002

**Profit of 136 million euros before amortisation of Telecom Italia goodwill; after amortisation of goodwill (323 million euros), net consolidated loss of 187 million euros**

**Decrease of 1.2 billion euros in consolidated net financial indebtedness to 37.2 billion euros as of 31.3.2002**

**Full coverage for Olivetti S.p.A. financial indebtedness with bonds maturing after 12 months**

**Parent company expects profits for full-year 2002**

Ivrea, 8 May 2002

At a meeting today chaired by Antonio Tesone, the Olivetti Board of Directors approved the Quarterly Report to 31 March 2002 on Parent Company and Group performance.

### Olivetti Group

The Olivetti Group's **consolidated revenues** for the first three months of 2002 totalled **7,533** million euros (of which 96.4% for the Telecom Italia Group), an increase of **1.7%** on a comparable basis from the corresponding year-earlier period (after deconsolidation of the Nortel Inversora Group).

2002 first-quarter **operating costs** totalled **6,142** million euros (5,524 million for the Telecom Italia Group), compared to 6,016 million euros in the 2001 first quarter (5,391 million for the Telecom Italia Group).

**EBIT before non-recurring income and charges** totalled **1,391** million euros, in line with the prior-year first-quarter figure (1,393 million euros).

**Non-recurring income and charges** reflected net income of **650** million euros (543 million for the Telecom Italia Group), against income of 89 million euros in the first quarter of 2001 (84 million for the Telecom Italia Group). Specifically, in the first quarter of 2002 the Group recorded capital gains from the sale of the Telecom Italia Group's 19.61% equity investment in Bouygues Decaux Telecom (a net gain of 484 million euros) and from acceptance of the public tender offer on Lottomatica shares (an aggregate gain of 244 million euros).



Direzione Comunicazioni - Communications Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220 - Telex 210030

**EBIT** after net non-recurring income was positive, at **2,041** million euros, an increase of 559 million euros from 1,482 million euros in the first quarter of 2001.

Other **net financial charges** amounted overall to 665 million euros (of which 451 million for the Telecom Italia Group), compared to 586 million euros in the first quarter of 2001 (339 million for the Telecom Italia Group).

**Value adjustments** to financial assets generated a writedown of **70** million euros (of which 60 million for the Telecom Italia Group), a decrease compared to the 335 million euros recorded in the first quarter of 2001 (of which 300 million for the Telecom Italia Group), due to lower amortisation charges on goodwill for affiliated companies as a result of the writedowns made in 2001 and the performance improvements reported by a number of foreign investee companies.

**Income taxes** amounted to an estimated **636** million euros, of which 624 million euros for the Telecom Italia Group.

Net of taxes and minority interests (864 million euros), the Group posted a **net consolidated loss** for the first quarter of 2002 of **187** million euros (a loss of 479 million in the first quarter of 2001). The improved earnings figure reflected the increased contribution of the Telecom Italia Group (284 million euros compared to 154 million in the first quarter of 2001), lower financial charges at Olivetti and the capital gain arising from the sale of the equity investment in Lottomatica.

**Before amortisation** of consolidated goodwill on Telecom Italia, the Group had a net profit of **136** million euros, an improvement of 290 million euros from the year-earlier first quarter.

Olivetti Group **total shareholders' equity** as of 31 March 2002 amounted to **27,513** million euros (12,656 million after minority interests) compared to 26,353 million euros at 31 December 2001 (12,729 million after minority interests).

Olivetti Group **net financial indebtedness** as of 31 March 2002 totalled **37,160** million euros, down 1,202 million euros from 31 December 2001. The decrease of 1,324 million euros at the Telecom Italia Group (20,618 million as of 31 March 2002, against 21,942 million as of 31 December 2001) was offset by an increase of 122 million euros reported by Olivetti S.p.A. and the other Group companies (16,542 million at the end of the first quarter of 2002, compared to 16,420 million at the end of 2001), arising mainly from outlays for financial charges, offset in part by the proceeds raised from the sale in January 2002 of the equity investment in Lottomatica.

At 31 March 2002, the Olivetti Group companies included in the consolidation had **114,307 employees** (116,020 at 31 December 2001).

## The Parent Company Olivetti S.p.A.

Olivetti S.p.A. closed the first quarter of 2002 with a **net loss** of **60** million euros, in the corresponding year-earlier period it recorded a net loss of 283 million euros (neither result includes dividends from Telecom Italia S.p.A. and related tax credits). The improvement from the prior-year period largely arose as a result of lower financial charges and the capital gain from the sale of the equity investment in Lottomatica (158 million euros).

Net financial charges in the first quarter of 2002 amounted overall to 202 million euros, a decrease of 61 million from 263 million euros reported in the year-earlier first quarter. The reduction was due to lower average indebtedness at Olivetti S.p.A. and to the reduction in average debt-servicing charges as a result of re-financing operations.

At 31 March 2002, Parent Company **shareholders' equity** totalled **15,184** million euros, down 51 million from 31 December 2001; **net financial indebtedness** amounted to **16,420** million euros, up 98 million euros from 31 December 2001 (16,322 million euros). As mentioned above, the increase was largely due to the period's financial charges and operating costs, offset in part by the proceeds raised by acceptance of the public tender offer on Lottomatica.

## Operating outlook

Olivetti S.p.A. expects to post a **positive earnings** figure for full-year 2002 after collecting dividends from the distribution of reserves from Telecom Italia and recording dividends that will presumably accrue in respect of results for 2002.

The results for the first quarter of 2002 confirm full-year projections of **positive consolidated earnings before taxes and amortisation of goodwill** on Telecom Italia.

## Events subsequent to 31 March 2002

In April, Olivetti Finance NV concluded a multi-tranche benchmark bond issue for a total of 1.5 billion euros, subdivided into two tranches maturing in 5 and 10 years. The issue further improved the maturity profile of Olivetti sources of funds, with debt now fully covered by bonds maturing after 12 months.

Next June, Olivetti will redeem the "Olivetti Finance NV 1999-2004 floating rate" bond (ahead of maturity in 2004). All outstanding notes, for an aggregate amount of approximately 5.15 billion euros, will be called in. The redemption is covered in full by Olivetti available funds, arising mainly from the share capital increase and simultaneous convertible bond issue for an overall total of 3.9 billion euros, which took place at the end of 2001.

## Olivetti Group
## Reclassified Consolidated Income Statement

| (in millions of euros) | 1st quarter 2002 | % | 1st quarter 2001 (*) | % | 1st quarter 2001 | % | Year 2001 | % |
|---|---|---|---|---|---|---|---|---|
| Net revenues | 7,533 | 100.0 | 7,409 | 100.0 | 7,832 | 100.0 | 32,016 | 100.0 |
| *Operating costs:* | | | | | | | | |
| Labour | (1,226) | (16.3) | (1,203) | (16.2) | (1,278) | (16.3) | (4,877) | (15.2) |
| Materials and services | (3,017) | (40.1) | (2,911) | (39.2) | (3,035) | (38.8) | (13,458) | (42.0) |
| Grants | 2 | 0.0 | 8 | 0.1 | 8 | 0.1 | 26 | 0.1 |
| Depreciation of tangible assets | (965) | (12.8) | (1,013) | (13.7) | (1,123) | (14.3) | (4,080) | (12.7) |
| Amortisation of intangible assets: | | | | | | | | |
| Consolidation goodwill | (537) | (7.1) | (553) | (7.5) | (557) | (7.1) | (2,278) | (7.1) |
| Other | (266) | (3.5) | (259) | (3.5) | (272) | (3.5) | (1,283) | (4.0) |
| Value adjustments and provisions for risks and charges | (123) | (1.6) | (108) | (1.5) | (155) | (2.0) | (758) | (2.4) |
| Other (costs) income, net | (10) | (0.1) | 23 | 0.3 | 23 | 0.3 | 30 | 0.1 |
| **Result before interest and taxes (EBIT) and non recurring income and charges** | **1,391** | **18.5** | **1,393** | **18.8** | **1,443** | **18.4** | **5,338** | **16.7** |
| Gains on disposals and other non-recurring income | 792 | 10.5 | 199 | 2.7 | 199 | 2.5 | 999 | 3.1 |
| Losses on disposals and other non-recurring charges | (142) | (1.9) | (110) | (1.5) | (116) | (1.5) | (4,354) | (13.6) |
| **EBIT** | **2,041** | **27.1** | **1,482** | **20.0** | **1,526** | **19.5** | **1,983** | **6.2** |
| Income from equity investments | 7 | 0.1 | 47 | 0.6 | 47 | 0.6 | 221 | 0.7 |
| Other financial income and charges, net | (665) | (8.8) | (586) | (7.9) | (631) | (8.1) | (3,105) | (9.7) |
| Value adjustments to financial assets | (70) | (1.0) | (335) | (4.5) | (333) | (4.3) | (2,196) | (6.9) |
| **Result before taxes and minority interests** | **1,313** | **17.4** | **608** | **8.2** | **609** | **7.8** | **(3,097)** | **(9.7)** |
| Taxes | (636) | (8.4) | (650) | (8.8) | (647) | (8.3) | (579) | (1.8) |
| Minority interests | (864) | (11.5) | (437) | (5.9) | (441) | (5.6) | 586 | 1.8 |
| **Net result for the period** | **(187)** | **(2.5)** | **(479)** | **(6.5)** | **(479)** | **(6.1)** | **(3,090)** | **(9.7)** |

(*) amounts restated by consolidating the Nortel Inversora Group (Telecom Argentina) with the equity method instead of the proportional method.

## Olivetti Group
## Financial Structure (reclassified)

| (in millions of euros) | 31.3.2002 | % | 31.12.2001 | % | Changes |
|---|---|---|---|---|---|
| **Short-term assets** | | | | | |
| Financial resources and loans | 9,337 | 9.9 | 8,641 | 9.2 | 696 |
| Operating assets | 15,331 | 16.3 | 15,250 | 16.2 | 81 |
| **Total short-term assets** | **24,668** | **26.2** | **23,891** | **25.4** | **777** |
| **Medium/long-term assets** | | | | | |
| Financial assets | 677 | 0.7 | 705 | 0.7 | (28) |
| Intangible fixed assets | 38,637 | 41.0 | 39,220 | 41.6 | (583) |
| Tangible fixed assets | 21,660 | 23.0 | 22,097 | 23.5 | (437) |
| Other assets | 8,535 | 9.1 | 8,314 | 8.8 | 221 |
| **Total medium/long-term assets** | **69,509** | **73.8** | **70,336** | **74.6** | **(827)** |
| **TOTAL ASSETS** | **94,177** | **100.0** | **94,227** | **100.0** | **(50)** |
| **Short-term liabilities** | | | | | |
| Short-term debt | 5,945 | 6.3 | 9,961 | 10.6 | (4,016) |
| Operating liabilities | 15,996 | 17.0 | 17,010 | 18.0 | (1,014) |
| **Total short-term liabilities** | **21,941** | **23.3** | **26,971** | **28.6** | **(5,030)** |
| **Medium/long-term liabilities** | | | | | |
| Medium/long-term debt | 41,229 | 43.8 | 37,747 | 40.1 | 3,482 |
| Other medium/long-term liabilities | 3,494 | 3.7 | 3,156 | 3.3 | 338 |
| **Total medium/long-term liabilities** | **44,723** | **47.5** | **40,903** | **43.4** | **3,820** |
| **TOTAL LIABILITIES** | **66,664** | **70.8** | **67,874** | **72.0** | **(1,210)** |
| **Total Shareholders' Equity** | **27,513** | **29.2** | **26,353** | **28.0** | **1,160** |
| **Total Liabilities and Shareholders' Equity** | **94,177** | **100.0** | **94,227** | **100.0** | **(50)** |

# Olivetti S.p.A.
## Reclassified Income Statement

| (in millions of euros) | 1st quarter 2002 | 1st quarter 2001 | Year 2001 |
|---|---|---|---|
| **Financial income and charges** | | | |
| Income from equity investments | - | 8 | 85 |
| Other financial income | 7 | 11 | 37 |
| Interest and other financial charges | (209) | (282) | (966) |
| **Total financial income and charges** | **(202)** | **(263)** | **(844)** |
| **Value adjustments to financial assets** | | | |
| Revaluations on equity investments | - | - | - |
| Write-downs on equity investments | - | - | (175) |
| **Total value adjustments to financial assets** | **-** | **-** | **(175)** |
| **Other income from operations** | **2** | **1** | **15** |
| **Other costs from operations** | | | |
| Non-financial services received | (6) | (5) | (49) |
| Leases and rentals | (1) | (1) | (3) |
| Payroll | (4) | (2) | (13) |
| Depreciation, amortisation and write-downs | (18) | (14) | (64) |
| Provisions for risks | - | - | (192) |
| Other operational expenses | - | (1) | (3) |
| **Total other costs from operations** | **(29)** | **(23)** | **(324)** |
| **Result from ordinary operations** | **(229)** | **(285)** | **(1,328)** |
| **Extraordinary income and charges** | | | |
| Income | 159 | 2 | 23 |
| Charges | (4) | - | (16) |
| **Extraordinary income** | **155** | **2** | **7** |
| **Result before taxation** | **(74)** | **(283)** | **(1,321)** |
| Taxation | 14 | - | **450** |
| **Result of the period** | **(60)** | **(283)** | **(871)** |

## Olivetti S.p.A.
## Reclassified Balance Sheet

| (in millions of euros) | 31.03.2002 | 31.12.2001 | Changes |
|---|---|---|---|
| **Short-term assets** | | | |
| Financial resources | 366 | 314 | 52 |
| Operating assets | 736 | 761 | (25) |
| **Total short-term assets** | **1,102** | **1,075** | **27** |
| **Medium/long-term assets** | | | |
| Medium/long-term interest accruals and prepayments | 480 | 495 | (15) |
| Equity investments | 31,410 | 31,409 | 1 |
| Other assets | 298 | 316 | (18) |
| **Total medium/long-term assets** | **32,188** | **32,220** | **(32)** |
| **TOTAL ASSETS** | **33,290** | **33,295** | **(5)** |
| **Short-term liabilities** | | | |
| Short-term debt | 6,499 | 6,343 | 156 |
| Operating liabilities | 506 | 580 | (74) |
| **Total short term liabilities** | **7,005** | **6,923** | **82** |
| **Medium/long-term liabilities** | | | |
| Medium/long-term debt | 10,767 | 10,788 | (21) |
| Other liabilities | 334 | 349 | (15) |
| **Total medium/long term liabilities** | **11,101** | **11,137** | **(36)** |
| **TOTAL LIABILITIES** | **18,106** | **18,060** | **46** |
| **SHAREHOLDERS' EQUITY** | **15,184** | **15,235** | **(51)** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **33,290** | **33,295** | **(5)** |

*Shareholders' Meeting*



## OLIVETTI: APPROVAL OF 2001 ANNUAL REPORT

Ivrea, 8 May 2002

At a meeting today chaired by Antonio Tesone, Olivetti shareholders approved results for financial 2001.

During the second half of 2001, the Olivetti Group witnessed a major change in Olivetti S.p.A.'s shareholding structure, a full review of the Group's industrial plans, a strengthening of the core businesses and financial structure through a careful programme of disposals and corporate restructurings.

A series of non-recurring operations also took place, including writedowns and value adjustments to financial assets and equity investments. These operations had a significant impact on 2001 earnings, making it difficult to compare the year's operating and financial data with those of 2000.

### Olivetti 2001 consolidated financial statements

Significant variations took place in the consolidation area in 2001, mainly in connection with the Telecom Italia Group. The most important change concerned Nortel Inversora (Telecom Argentina): in 2000, this company was consolidated on a proportional basis, while in 2001 it was stated with the equity method.

Group net **revenues** for the year totalled **32,016** million euros, an increase of **2.5%** from the previous year at constant size, with **EBIT before non-recurring income and charges** totalling **5,338** million euros (**+4.4%** from the previous year).

The Group recorded **net non-recurring charges** of **3,355** million euros. This related in the main to the Telecom Italia Group and consisted largely of goodwill and equity investment writedowns.

After financial charges totalling 3,105 million euros and income taxes of 579 million euros, the Group posted a **net loss** for 2001 of **3,090** million euros. Excluding amortisation of goodwill on the acquisition of Telecom Italia, the net loss was reduced to **1,791** million euros.

Olivetti Group **total shareholders' equity** as of 31 December 2001 amounted to **26,353** million euros (12,729 million after minority interests). **Consolidated net financial indebtedness** as of 31 December 2001 totalled **38,362** million euros.

## The Parent Company Olivetti S.p.A.

Olivetti S.p.A. closed financial 2001 with a **net loss** of **871** million euros, a result that reflected a reduction in income from equity investments, determined largely by the accounting treatment of dividends paid by Telecom Italia.

As of 31 December 2001, parent company **shareholders' equity** totalled **15,235** million euros and **net financial indebtedness** amounted to **16,322** million euros.

## Other resolutions

At an extraordinary meeting, in connection with the undertaking previously announced by the Board of Directors, the Shareholders' Meeting passed a resolution to revoke unutilised proxies to raise share capital and issue convertible and/or non-convertible bonds or bonds with warrants granted to the Directors by the Shareholders' Meetings of 7 April 1999 and 13 October 2001.

Furthermore, in view of the need to ensure permanent sources of funds to finance forthcoming maturities, the shareholders decided to provide the Board with the tools to operate with the speed required by market conditions. They passed a resolution to grant the Directors powers to issue non-convertible bonds for a maximum amount of 9 billion euros, subdivided in accordance with legal limits.

# Olivetti S.p.A.



# Quarterly Report as of 31 March 2002

(CONSOB resolution no. 11971 of 14.5.1999, art. 82)

olivetti

# The Olivetti Group

# OLIVETTI GROUP: BUSINESS AND FINANCIAL HIGHLIGHTS

| (in millions of euros) | 1st quarter 2002 | 1st quarter 2001 (*) | year 2001 |
|---|---|---|---|
| **INCOME FIGURES** | | | |
| Revenues | 7,533 | 7,409 | 32,016 |
| EBIT before non recurring income and charges | 1,391 | 1,393 | 5,338 |
| EBIT | 2,041 | 1,482 | 1,983 |
| Income before taxes and minority interests | 1,313 | 608 | (3,097) |
| Net result for the period | (187) | (479) | (3,090) |
| Net result before amortization of goodwill on Telecom Italia | 136 | (154) | (1,791) |

| BALANCE SHEET AND FINANCIAL FIGURES | at 31.3.2002 | at 31.12.2001 | at 31.3.2001 (*) restated |
|---|---|---|---|
| Net financial indebtedness | 37,160 | 38,362 | 38,274 |
| Total shareholders' equity | 27,513 | 26,353 | 31,648 |
| Group shareholders' equity | 12,656 | 12,729 | 14,308 |

| | at 31.3.2002 | at 31.12.2001 |
|---|---|---|
| **EMPLOYEES** | 114,307 | 116,020 |

(*) amounts restated by consolidating the Nortel Inversora Group (Telecom Argentina) with the equity method instead of the proportional method.

# ACCOUNTING STATEMENTS AND COMMENTS

## Basis of presentation of the quarterly financial statements

The Quarterly Report as of 31 March 2002 consists of the reclassified quarterly consolidated accounting statements, whose form and content are consistent with the statements in the Directors' Report on Operations for the year to 31 December 2001, and these comments.
The accounting statements comprise the consolidated income statement for the first quarter of 2002 compared to 2001 first-quarter and full-year income, and the consolidated balance sheet as of 31 March 2002 compared to the situation as of 31 December 2001.
The Report also provides a statement analysing the Group's net financial position as of 31 March 2002 by due dates, with a comparison to the situation as of 31 December 2001.
The above statements and related comments provide the information required to listed companies pursuant to CONSOB resolution no. 11971 of 14 May 1999 as subsequently amended, implementing Legislative Decree no. 58 of 24 February 1998.

Where appropriate, the criteria used to draw up the consolidated financial statements as of 31 March 2002 are consistent with those used to draw up the financial statements as of 31 December 2001 and illustrated in the Explanatory Notes in the "2001 Annual Report".

## Business performance and financial situation

In the first quarter of 2002, the Olivetti Group reported a consolidated net loss of 187 million euros (a net income of 136 million euros excluding 323 million euros for amortisation of goodwill in respect of purchases of Telecom Italia stock); in the year-earlier period, the Group reported a net loss of 479 million euros (a loss of 154 million euros excluding 325 million euros for amortisation of goodwill on Telecom Italia).
The improvement of 292 million euros reflected the increase in Olivetti's share of the Telecom Italia Group's result (284 million euros compared to 154 million euros in the year-earlier first quarter) and the reduction in the loss (as adjusted for consolidation purposes) reported by Olivetti S.p.A. (442 million euros in the first quarter of 2002 compared to 612 million euros in the first quarter of 2001), which was largely due to lower financial charges and the gain from the sale of Lottomatica shares.

As of 31 March 2002 the Olivetti Group's total shareholders' equity was 27,513 million euros (12,656 million euros after minority interests) compared to 26,353 million euros as of 31 December 2001 (12,729 million euros after minority interests), an increase of 1,160 million euros, of which 677 million euros arose from the net result for the period.

The Olivetti Group's net financial indebtedness as of 31 March 2002 totalled 37,160 million euros, down by 1,202 million euros from 31 December 2001 (38,362 million euros). The decrease of 1,324 million euros reported by the Telecom Italia Group (20,618 million euros as of 31 March 2002 compared to 21,942 million euros as of 31 December 2001) was offset by a rise at Olivetti S.p.A. and the other Group companies of 122 million euros (16,542 million euros at the end of the first quarter of 2002 compared to 16,420 million euros at the end of 2001); this increase mainly reflected outlays for financial charges, net of proceeds raised by the sale in January 2002 of the equity investment in Lottomatica S.p.A.,.

As of 31 March 2002 the Group had 114,307 employees, compared to 116,020 as of 31 December 2001.

| (employees) | 31.3.2002 | 31.12.2001 | Changes |
|---|---|---|---|
| Olivetti S.p.A. | 82 | 89 | (7) |
| Finance companies | 8 | 8 | - |
| Telecom Italia Group | 108,331 | 109,956 | (1,625) |
| Olivetti Tecnost Group | 4,806 | 4,896 | (90) |
| Webegg Group | 727 | 718 | 9 |
| Property and services businesses | 353 | 353 | - |
| **Total Olivetti Group** | **114,307** | **116,020** | **(1,713)** |

## Group business performance

Business performance in the first quarter of 2002 is analysed in the reclassified income statement set out below, which classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods.

| (in millions of euros) | 1st quarter 2002 | % | 1st quarter 2001 (*) | % | 1st quarter 2001 | % | Year 2001 | % |
|---|---|---|---|---|---|---|---|---|
| Net revenues | 7,533 | 100.0 | 7,409 | 100.0 | 7,832 | 100.0 | 32,016 | 100.0 |
| *Operating costs:* | | | | | | | | |
| Labour | (1,226) | (16.3) | (1,203) | (16.2) | (1,278) | (16.3) | (4,877) | (15.2) |
| Materials and services | (3,017) | (40.1) | (2,911) | (39.2) | (3,035) | (38.8) | (13,458) | (42.0) |
| Grants | 2 | 0.0 | 8 | 0.1 | 8 | 0.1 | 26 | 0.1 |
| Depreciation of tangible assets | (965) | (12.8) | (1,013) | (13.7) | (1,123) | (14.3) | (4,080) | (12.7) |
| Amortisation of intangible assets: | | | | | | | | |
| Consolidation goodwill | (537) | (7.1) | (553) | (7.5) | (557) | (7.1) | (2,278) | (7.1) |
| Other | (266) | (3.5) | (259) | (3.5) | (272) | (3.5) | (1,283) | (4.0) |
| Value adjustments and provisions for risks and charges | (123) | (1.6) | (108) | (1.5) | (155) | (2.0) | (758) | (2.4) |
| Other (costs) income, net | (10) | (0.1) | 23 | 0.3 | 23 | 0.3 | 30 | 0.1 |
| **Result before interest and taxes (EBIT) and non recurring income and charges** | **1,391** | **18.5** | **1,393** | **18.8** | **1,443** | **18.4** | **5,338** | **16.7** |
| Gains on disposals and other non-recurring income | 792 | 10.5 | 199 | 2.7 | 199 | 2.5 | 999 | 3.1 |
| Losses on disposals and other non-recurring charges | (142) | (1.9) | (110) | (1.5) | (116) | (1.5) | (4,354) | (13.6) |
| EBIT | **2,041** | **27.1** | **1,482** | **20.0** | **1,526** | **19.5** | **1,983** | **6.2** |
| Income from equity investments | 7 | 0.1 | 47 | 0.6 | 47 | 0.6 | 221 | 0.7 |
| Other financial income and charges, net | (665) | (8.8) | (586) | (7.9) | (631) | (8.1) | (3,105) | (9.7) |
| Value adjustments to financial assets | (70) | (1.0) | (335) | (4.5) | (333) | (4.3) | (2,196) | (6.9) |
| **Result before taxes and minority interests** | **1,313** | **17.4** | **608** | **8.2** | **609** | **7.8** | **(3,097)** | **(9.7)** |
| Taxes | (636) | (8.4) | (650) | (8.8) | (647) | (8.3) | (579) | (1.8) |
| Minority interests | (864) | (11.5) | (437) | (5.9) | (441) | (5.6) | 586 | 1.8 |
| **Net result for the period** | **(187)** | **(2.5)** | **(479)** | **(6.5)** | **(479)** | **(6.1)** | **(3,090)** | **(9.7)** |

(*) amounts restated by consolidating the Nortel Inversora Group (Telecom Argentina) with the equity method instead of the proportional method.

Olivetti Group revenues for the first three months of 2002 totalled 7,533 million euros, against 7,409 million euros in the first quarter of 2001 (after deconsolidation of the Nortel Inversora Group), an increase of 124 million euros, or 1.7%. Telecom Italia Group revenues (accounting for 96.4% of the total) rose by 136 million euros or 1.9%, largely as a result of growth in mobile telephony, Internet services and IT services, set against a reduction in revenues from the wireline telephone business, where traffic revenues decreased despite the 8.7% rise in terms of minutes.

| (in millions of euros) | 1st quarter 2002 | 1st quarter 2001 | Changes % |
|---|---|---|---|
| Telecom Italia Group | 7,264.8 | 7,129.0 | 1.9 |
| Olivetti Tecnost Group | 233.7 | 252.4 | (7.4) |
| Olivetti Multiservices | 22.1 | 13.8 | 60.1 |
| Webegg Group | 12.8 | 14.0 | (8.6) |
| **Total Group (*)** | **7,533.4** | **7,409.2** | **1.7** |
| Nortel Inversora Group (excluded from the consolidation area in the year 2002) | | 422.8 | - |
| **Total Group** | **7,533.4** | **7,832.0** | **(3.8)** |

(*) comparison with 2001 restated amounts

First-quarter 2002 operating costs and other net recurring charges totalled 6,142 million euros (of which 5,524 million euros for the Telecom Italia Group), compared to 6,016 million euros in the year-earlier first quarter (5,391 million euros for the Telecom Italia Group); excluding amortisation of consolidation goodwill, operating costs and other net recurring charges represented 74.4% of 2002 first-quarter revenues, compared to 73.7% in the first quarter of 2001, but 1.8 percentage points down compared to the ratio for full-year 2001.

EBIT before non-recurring income was 1,391 million euros, in line with the 2001 first-quarter figure (1,393 million euros).

Net non-recurring income totalled 650 million euros (543 million euros for the Telecom Italia Group), compared to 89 million euros in the year-earlier first quarter (84 million euros for the Telecom Italia Group). Specifically, 2002 first-quarter gains were as follows:

- 484 million euros (of which 104 million euros pertaining to the Olivetti Group), from the sale by the Telecom Italia Group of the 19.61% equity investment in Bouygues Decaux Telecom (BDT);
- 244 million euros as a result of the take-up by Finsiel (Telecom Group), Olivetti S.p.A. and Olivetti International of the public tender offer on Lottomatica shares.

After the above net non-recurring income, EBIT totalled 2,041 million euros, up 559 million euros from 1,482 million euros posted in the first quarter of 2001.

Other net financial charges amounted to 665 million euros, of which 451 million euros for the Telecom Italia Group; in the first quarter of 2001, this item amounted to 586 million euros (339 million euros for the Telecom Italia Group).

The increase of 112 million euros for the Telecom Italia Group (which also arose from higher average debt exposure in the first quarter of 2002 compared to the first quarter of 2001) was offset by a reduction of 33 million euros for the other Olivetti Group companies due to lower average exposure and lower debt-servicing charges as a result of refinancing operations.

Value adjustments to financial assets generated a writedown of 70 million euros (including 60 million euros for the Telecom Italia Group), compared to 335 million euros in the first quarter of 2001 (300 million euros for the Telecom Italia Group).
The positive difference of 265 million euros related in the main to the Telecom Italia Group, and reflected lower goodwill amortisation charges relating to associated companies following the writedowns recorded in 2001 and improved results reported by a number of non-Italian investee companies.

Income taxes amounted to an estimated 636 million euros, of which 624 million euros for Telecom Italia Group companies.

After taxes and minority interests (864 million euros), the Olivetti Group posted a consolidated net loss for the first quarter of 2002 of 187 million euros (a loss of 479 million euros in the first quarter of 2001); before amortisation of goodwill on Telecom Italia, the Group had a consolidated net income of 136 million euros, an improvement of 290 million euros from the year-earlier first quarter (a loss of 154 million euros).

# The Group financial situation

The Olivetti Group balance sheet as of 31 March 2002 is summarised in the table below:

| (in millions of euros) | 31.3.2002 | % | 31.12.2001 | % | Changes |
|---|---|---|---|---|---|
| **Short-term assets** | | | | | |
| Financial resources and loans | 9,337 | 9.9 | 8,641 | 9.2 | 696 |
| Operating assets | 15,331 | 16.3 | 15,250 | 16.2 | 81 |
| **Total short-term assets** | **24,668** | **26.2** | **23,891** | **25.4** | **777** |
| **Medium/long-term assets** | | | | | |
| Financial assets | 677 | 0.7 | 705 | 0.7 | (28) |
| Intangible fixed assets | 38,637 | 41.0 | 39,220 | 41.6 | (583) |
| Tangible fixed assets | 21,660 | 23.0 | 22,097 | 23.5 | (437) |
| Other assets | 8,535 | 9.1 | 8,314 | 8.8 | 221 |
| **Total medium/long-term assets** | **69,509** | **73.8** | **70,336** | **74.6** | **(827)** |
| TOTAL ASSETS | **94,177** | **100.0** | **94,227** | **100.0** | **(50)** |
| **Short-term liabilities** | | | | | |
| Short-term debt | 5,945 | 6.3 | 9,961 | 10.6 | (4,016) |
| Operating liabilities | 15,996 | 17.0 | 17,010 | 18.1 | (1,014) |
| **Total short-term liabilities** | **21,941** | **23.3** | **26,971** | **28.6** | **(5,030)** |
| **Medium/long-term liabilities** | | | | | |
| Medium/long-term debt | 41,229 | 43.8 | 37,747 | 40.1 | 3,482 |
| Other medium/long-term liabilities | 3,494 | 3.7 | 3,156 | 3.3 | 338 |
| **Total medium/long-term liabilities** | **44,723** | **47.5** | **40,903** | **43.4** | **3,820** |
| TOTAL LIABILITIES | **66,664** | **70.8** | **67,874** | **72.0** | **(1,210)** |
| TOTAL SHAREHOLDERS' EQUITY | **27,513** | **29.2** | **26,353** | **28.0** | **1,160** |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | **94,177** | **100.0** | **94,227** | **100.0** | **(50)** |

Capital invested amounted to 68,167 million euros, an increase of 296 million euros from 31 December 2001, with coverage by external finance sources for 54.5%, a decrease compared to 31 December 2001 (56.5%):

| (in millions of euros) | 31.3.2002 | % | 31.12.2001 | % | Changes |
|---|---|---|---|---|---|
| Short-term operating assets | 15,331 | 22.5 | 15,250 | 22.5 | 81 |
| Short-term operating liabilities | (15,996) | (23.5) | (17,010) | (25.1) | 1,014 |
| Operating working capital | (665) | (1.0) | (1,760) | (2.6) | 1,095 |
| Intangible fixed assets | 38,637 | 56.7 | 39,220 | 57.8 | (583) |
| Tangible fixed assets | 21,660 | 31.8 | 22,097 | 32.6 | (437) |
| Other assets | 8,535 | 12.5 | 8,314 | 12.2 | 221 |
| **Capital invested (A)** | **68,167** | **100.0** | **67,871** | **100.0** | **296** |
| Medium/long-term non finanacial liabilities | 3,494 | 5.1 | 3,156 | 4.6 | 338 |
| Minority interests | 14,857 | 21.8 | 13,624 | 20.1 | 1,233 |
| Group shareholders' equity | 12,656 | 18.6 | 12,729 | 18.8 | (73) |
| **Total non financial sources (B)** | **31,007** | **45.5** | **29,509** | **43.5** | **1,498** |
| **Net financial indebtedness (A-B)** | **37,160** | **54.5** | **38,362** | **56.5** | **(1,202)** |

An analysis of Group net financial indebtedness by due date is set out below:

| (in millions of euros) | 31.3.2002 | 31.12.2001 | Changes |
|---|---|---|---|
| Current portions of medium/long-term debt | 1,638 | 1,939 | (301) |
| Short-term bank loans and amounts due to other lenders | 3,239 | 7,133 | (3,894) |
| Interest accruals and deferrals | 1,068 | 889 | 179 |
| Financial resources | (8,012) | (7,322) | (690) |
| Financial receivables | (781) | (894) | 113 |
| Interest acruals and prepayments | (544) | (425) | (119) |
| **Total short-term net financial indebtedness (A)** | **(3,392)** | **1,320** | **(4,712)** |
| Medium/long-term bonds and other debt | 41,229 | 37,747 | 3,482 |
| Medium/long-term financial receivables and interest accruals and prepayments | (677) | (705) | 28 |
| **Total medium/long-term net financial indebtedness (B)** | **40,552** | **37,042** | **3,510** |
| **Total net financial indebtedness (A+B)** | **37,160** | **38,362** | **(1,202)** |

**Analysis by company**

| (in millions of euros) | 31.3.2002 | 31.12.2001 | Changes |
|---|---|---|---|
| Telecom Italia Group | 20,618 | 21,942 | (1,324) |
| Olivetti S.p.A., and other operating and finance companies | 16,542 | 16,420 | 122 |
| **Total net financial indebtedness** | **37,160** | **38,362** | **(1,202)** |

The Olivetti Group had a net financial surplus for the first quarter of 2002 of 1,202 million euros:

| (in millions of euros) | 1st quarter 2002 |
|---|---|
| *Telecom Italia Group* | |
| Capital expenditure | (812) |
| Financial investments | (405) |
| Cash flow of the period: | |
| from operating activities | 1,925 |
| effect of the re-negotiation of the option on Seat P.G. | (467) |
| Disposals | 1,076 |
| Other, net | 7 |
| **Net financial surplus of Telecom Italia Group** | **1,324** |
| *Other companies* | |
| Proceeds from disposal of the equity investment in Lottomatica | 176 |
| Financial charges and other disbursements, net | (298) |
| **Net financial requirement of other companies** | **(122)** |
| **Total net financial surplus** | **1,202** |

Specifically, proceeds arising from Telecom Italia Group disposals included 1,076 million euros from the sale of the equity investments in Bouygues Décaux Télécom (850 million euros) and Lottomatica (212 million euros).

The programme for the securitisation of Telecom Italia S.p.A. trade receivables launched in June 2001 continued, generating an improvement of approximately 644 million euros in net financial indebtedness as of 31 March 2002 (848 million euros at the end of 2001).

## Information by sector (CONSOB communication no. 98084143)

*A) Information by business sector*

The following pages set out:

- the consolidated income statement showing the results of the operating companies as adjusted for consolidation purposes. These results differ from the companies' quarterly results, mainly due to the elimination of items not eligible for consolidation, that is, intercompany gains and depreciation charges on assets transferred within the Group, tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments made to align the results of the individual companies with the accounting policies adopted by the Group.

- the reclassified consolidated balance sheet showing the balances by operating company.

*B) Other information*

It should be noted that:

- intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;

- pursuant to art. 150, par 1 of Legislative Decree no. 58 of 24 February 1998, no operations were performed by members of the Board of Directors that could represent a potential conflict of interest with the Parent Company.

## OLIVETTI GROUP - INCOME STATEMENT FOR THE 1st QUARTER 2002

| (in millions of euros) | OLIVETTI S.p.A. | FINANCE COMPANIES | TELECOM ITALIA GROUP | | OLIVETTI TECNOST GROUP | | OLIVETTI MULTISERVICES | | WEBEGG GROUP | | CONSOLIDATION ADJUSTMENTS | TOTAL GROUP | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Third party revenues | | | 7,264.8 | | 233.7 | | 22.1 | | 12.8 | | | 7,533.4 | |
| Revenues from Olivetti Group companies | | | | | 0.7 | | 11.0 | | 10.0 | | (21.7) | | |
| **Total net revenues** | | | 7,264.8 | 100.0 | 234.4 | 100.0 | 33.1 | 100.0 | 22.8 | 100.0 | (21.7) | 7,533.4 | 100.0 |
| *OPERATING COSTS* | | | | | | | | | | | | | |
| Labour | (4.0) | (0.1) | (1,169.1) | (16.1) | (38.4) | (16.4) | (3.9) | (11.8) | (10.3) | (45.2) | | (1,225.8) | (16.3) |
| Materials and services | (4.3) | (0.2) | (2,822.7) | (38.9) | (180.8) | (77.1) | (20.6) | (62.2) | (10.4) | (45.6) | 21.7 | (3,017.3) | (40.1) |
| Grants | | | 1.6 | 0.0 | 0.3 | 0.1 | | | | | | 1.9 | 0.0 |
| Depreciation of tangible assets | (0.3) | | (957.0) | (13.2) | (4.2) | (1.8) | (2.6) | (7.9) | (0.3) | (1.3) | | (964.4) | (12.8) |
| Amortisation of intangible assets: | | | | | | | | | | | | | |
| Consolidation goodwill | (327.6) | (0.3) | (208.7) | (2.9) | | | | | (0.4) | (1.8) | (0.1) | (537.1) | (7.1) |
| Other | (19.1) | (0.7) | (242.9) | (3.3) | (3.0) | (1.3) | | | (0.3) | (1.3) | | (266.0) | (3.5) |
| Value adjustments and provision for risks and charges | | | (119.0) | (1.6) | (3.9) | (1.7) | | | (0.2) | (0.9) | | (123.1) | (1.6) |
| Other (costs) income, net | (0.6) | (0.2) | (6.5) | (0.1) | (2.7) | (1.2) | (0.4) | (1.2) | | | | (10.4) | (0.1) |
| **Result before interest and taxes (EBIT) and non recurring income and charges** | (355.9) | (1.5) | 1,740.5 | 24.0 | 1.7 | 0.7 | 5.6 | 16.9 | 0.9 | 3.9 | (0.1) | 1,391.2 | 18.5 |
| Gains from disposals and other non recurring income | 106.3 | 6.1 | 676.3 | 9.3 | 3.7 | 1.6 | | | | | | 792.4 | 10.5 |
| Non recurring charges | (4.3) | (0.1) | (133.6) | (1.8) | (3.9) | (1.7) | (0.1) | (0.3) | | | | (142.0) | (1.9) |
| EBIT | (253.9) | 4.5 | 2,283.2 | 31.4 | 1.5 | 0.6 | 5.5 | 16.6 | 0.9 | 3.9 | (0.1) | 2,041.6 | 27.1 |
| Income from equity investments | | 6.5 | | | | | | | | | | 6.5 | 0.1 |
| Other financial income and charges, net | (201.9) | (25.1) | (450.5) | (6.2) | (2.6) | (1.1) | (0.6) | (1.8) | 0.2 | 0.9 | 16.0 | (664.5) | (8.8) |
| Value adjustments to financial assets | (0.2) | (10.0) | (59.8) | (0.8) | | | | | (0.3) | (1.3) | 0.2 | (70.1) | (1.0) |
| **Result before taxes and minority interests** | (456.0) | (24.1) | 1,772.9 | 24.4 | (1.1) | (0.5) | 4.9 | 14.8 | 0.8 | 3.5 | 16.1 | 1,313.5 | 17.4 |
| Taxes | 14.0 | | (623.8) | (8.6) | (6.4) | (2.7) | (2.2) | (6.6) | (1.4) | (6.1) | (16.0) | (635.8) | (8.4) |
| Minority interests | | | (865.2) | (11.9) | 0.9 | 0.4 | | | 0.2 | 0.9 | (0.2) | (864.3) | (11.5) |
| **Net result for the year for consolidation purposes** | (442.0) | (24.1) | 283.9 | 3.9 | (6.6) | (2.8) | 2.7 | 8.2 | (0.4) | (1.8) | (0.1) | (186.6) | (2.5) |

OLIVETTI GROUP - BALANCE SHEET AS OF 31 MARCH 2002 BY COMPANY

| (in millions of euros) | Olivetti S.p.A. | Finance Companies | Telecom Italia Group | Olivetti Tecnost Group | Olivetti Multiservices | Webegg Group | Consolidation adjustments | Total Group |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Short-term-assets | 1,102 | 12,049 | 17,443 | 717 | 84 | 81 | (6,808) | 24,668 |
| Medium/long-term assets | | | | | | | | |
| - intangible | 232 | 24 | 15,760 | 32 | - | 18 | 22,571 | 38,637 |
| - tangible | 2 | - | 21,323 | 88 | 242 | 3 | 2 | 21,660 |
| - other | 31,954 | 6,792 | 7,874 | 19 | 3 | 6 | (37,436) | 9,212 |
| **TOTAL ASSETS** | **33,290** | **18,865** | **62,400** | **856** | **329** | **108** | **(21,671)** | **94,177** |
| **Liabilities** | | | | | | | | |
| Short-term liabilities | 7,006 | 844 | 20,161 | 569 | 124 | 35 | (6,798) | 21,941 |
| Medium/long-term liabilities | 11,100 | 17,659 | 21,919 | 103 | 30 | 6 | (6,094) | 44,723 |
| **TOTAL LIABILITIES** | **18,106** | **18,503** | **42,080** | **672** | **154** | **41** | **(12,892)** | **66,664** |
| **TOTAL SHAREHOLDERS' EQUITY** | **15,184** | **362** | **20,320** | **184** | **175** | **67** | **(8,779)** | **27,513** |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 33,290 | 18,865 | 62,400 | 856 | 329 | 108 | (21,671) | 94,177 |

## EVENTS SUBSEQUENT TO 31 MARCH 2002

In April, Olivetti Finance NV concluded a multi-tranche benchmark bond issue for a total of 1.5 billion euros subdivided into two tranches maturing in 5 and 10 years.
The issue further improved the maturity profile of Olivetti sources of funds, with debt now fully covered by bonds maturing after 12 months.

## OPERATING OUTLOOK

Olivetti S.p.A. expects to post an income figure for full-year 2002 after collecting dividends from the distribution of reserves from Telecom Italia and recording dividends that will presumably accrue in respect of results for 2002.

The Olivetti Group's results for the first quarter of 2002 confirm full-year projections of a positive consolidated income figure before taxes and amortisation of goodwill on Telecom Italia.

# The Parent Company Olivetti S.p.A

The **business performance** of Olivetti S.p.A. in the first quarter of 2002 compared to that of the corresponding year-earlier period is illustrated in the statement of income set out below, which has been reclassified in accordance with the CONSOB model for industrial holdings as per communication no. 94001437 of 23 February 1994:

| (in millions of euros) | 1st quarter 2002 | 1st quarter 2001 | Year 2001 |
|---|---|---|---|
| **Financial income and charges** | | | |
| 1. Income from equity investments | - | 8 | 85 |
| 2. Other financial income | 7 | 11 | 37 |
| 3. Interest and other financial charges | (209) | (282) | (966) |
| **Total financial income and charges** | **(202)** | **(263)** | **(844)** |
| **Value adjustments to financial assets** | | | |
| 4. Revaluations on equity investments | - | - | - |
| 5. Write-downs on equity investments | - | - | (175) |
| **Total value adjustments to financial assets** | **-** | **-** | **(175)** |
| **6. Other income from operations** | **2** | **1** | **15** |
| **Other costs from operations** | | | |
| 7. Non-financial services received | (6) | (5) | (49) |
| 8. Leases and rentals | (1) | (1) | (3) |
| 9. Payroll | (4) | (2) | (13) |
| 10. Depreciation, amortisation and write-downs | (18) | (14) | (64) |
| 11. Provisions for risks | - | - | (192) |
| 12. Other operational expenses | - | (1) | (3) |
| **Total other costs from operations** | **(29)** | **(23)** | **(324)** |
| **Result from ordinary operations** | **(229)** | **(285)** | **(1,328)** |
| **Extraordinary income and charges** | | | |
| 13. Income | 159 | 2 | 23 |
| 14. Charges | (4) | - | (16) |
| **Extraordinary income** | **155** | **2** | **7** |
| **Result before taxation** | **(74)** | **(283)** | **(1,321)** |
| 15. Taxation | 14 | - | 450 |
| **Result of the period** | **(60)** | **(283)** | **(871)** |

The first quarter of 2002 closed with a net loss of 60 million euros (a net loss of 283 million euros in the first quarter of 2001) and was mainly due to net financial charges of 202 million euros, down by 61 million euros from the first quarter of 2001 (263 million euros) as a result of lower average exposure and lower debt-servicing charges following the replacement/re-negotiation of borrowings during the first quarter. The loss from ordinary operations of 229 million euros (a loss of 285 million euros in the first quarter of 2001) also arose from amortisation charges (18 million euros, compared to 14 million euros in the first quarter of 2001) relating to the costs of share-capital increases and bond issues and other net costs of 9 million euros (8 million euros in the year-earlier first quarter).

Extraordinary operations in the first quarter of 2002 generated a net profit of 155 million euros (2 million euros in the first quarter of 2001). This reflected a gain of 158 million euros on the acceptance of the public tender offer on Lottomatica, together with sundry income items for 1 million euros, offset by extraordinary charges of 4 million euros relating in the main to commissions for the sale of the equity investment in Lottomatica.

After prepaid tax assets of 14 million euros, the Parent Company posted a net loss of 60 million euros for the first quarter of 2002.

The **reclassified balance sheet** of the Parent Company is set out below:

| (in millions of euros) | 31.3.2002 | 31.12.2001 | Changes |
|---|---|---|---|
| **Short-term assets** | | | |
| Financial resources | 366 | 314 | 52 |
| Operating assets | 736 | 761 | (25) |
| **Total short-term assets** | **1,102** | **1,075** | **27** |
| **Medium/long-term assets** | | | |
| Medium/long-term interest accruals and prepayments | 480 | 495 | (15) |
| Equity investments | 31,410 | 31,409 | 1 |
| Other assets | 298 | 316 | (18) |
| **Total medium/long-term assets** | **32,188** | **32,220** | **(32)** |
| TOTAL ASSETS | **33,290** | **33,295** | **(5)** |
| Short-term liabilities | | | |
| Short-term debt | 6,499 | 6,343 | 156 |
| Operating liabilities | 506 | 580 | (74) |
| **Total short term liabilities** | **7,005** | **6,923** | **82** |
| **Medium/long-term liabilities** | | | |
| Medium/long-term debt | 10,767 | 10,788 | (21) |
| Other liabilities | 334 | 349 | (15) |
| **Total medium/long term liabilities** | **11,101** | **11,137** | **(36)** |
| TOTAL LIABILITIES | **18,106** | **18,060** | **46** |
| SHAREHOLDERS' EQUITY | **15,184** | **15,235** | **(51)** |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | **33,290** | **33,295** | **(5)** |

**Shareholders' equity** as of 31 March 2002 totalled 15,184 million euros, a decrease of 51 million euros from 31 December 2001. The reduction reflected the first-quarter loss (60 million euros) offset by an increase of 9 million euros as a result mainly of bond conversions and stock options exercised by Group managers.

Parent Company **financial indebtedness** as of 31 March 2002 totalled 16,420 million euros (16,322 million euros at 31 December 2001).
The increase was largely due to financial charges and operating costs for the period, offset in part by the proceeds from the sale of the equity investment in Lottomatica.

As of 31 March 2002, the Parent Company had 82 **employees**, compared to 89 as of 31 December 2001.

# Ordinary and Extraordinary Shareholders' Meeting
# May 6, 7 and 8, 2002

## Call Notice

### Directors' report on the agenda proposals

olivetti

# Call of the Shareholders' Meeting

Notice is hereby given that a Shareholders' Meeting is to be held at the Company's registered office in Ivrea, Via Jervis 77 on May 6, 2002, at 1100 hours in first call for the ordinary and extraordinary part and, if necessary, on May 7, 2002, in the same place and at the same time, in second call for the extraordinary part and, if necessary, on May 8, 2002, in the same place and at the same time, in second call for the ordinary part and in third call for the extraordinary part, to resolve on the following

**AGENDA**

**Ordinary Meeting:**

**1.** Financial Statements as at December 31, 2001, Board of Directors' Report on Operations, Statutory Auditors' Report; related resolutions.

**Extraordinary Meeting:**

**1.** Revocation of the unutilised part of the resolutions adopted by the Shareholder Meetings of April 7, 1999 and October 13, 2001 concerning the delegation of powers to the Board of Directors in accordance with articles 2443 and 2420*ter* of the Italian Civil Code; related resolutions and delegation of powers.

**2.** Proposal to grant the Board of Directors the powers, in accordance with art. 2420*ter* of the Italian Civil Code, to issue bonds not convertible into shares of the Company; related resolutions and delegation of powers.

Shareholders in possession of the specific certificates required by art. 34 of Consob resolution n. 11768 of December 23, 1998, issued by intermediaries adhering to the management system headed by Monte Titoli S.p.A., are entitled to attend the meeting.
Holders of shares not yet dematerialized must first hand them over to an intermediary for their insertion in a centralized dematerialization management system, in accordance with art. 51 of the above-mentioned resolution and apply for the issue of the appropriate certificates.
The Board of Directors' Report on the proposals as per the items on the agenda will be made available to the public at the Company's registered office and at Borsa Italiana S.p.A. as of April 19, 2002.

Ivrea, March 26, 2002

for The Board of Directors
The Chairman
(Avv. Antonio Tesone)

Published in the Official Gazette of the Republic of Italy, part II, no. 79 of April 4, 2002.

## A) Revocation of the unutilised part of the resolutions adopted by the Shareholder Meetings of April 7, 1999 and October 13, 2001 concerning the delegation of powers to the Board of Directors in accordance with articles 2443 and 2420*ter* of the Italian Civil Code; related resolutions and delegation of powers.

## B) Proposal to grant the Board of Directors the powers, in accordance with art. 2420*ter* of the Italian Civil Code, to issue bonds not convertible into shares of the Company; related resolutions and delegation of powers.

Dear Shareholders,
you have been called to this Extraordinary Shareholders' Meeting to decide on the proposal to revoke the resolutions concerning the delegation of powers to the Board of Directors, in accordance with articles 2443 and 2420*ter* of the Italian Civil Code, adopted by the Shareholder Meetings of April 7, 1999 and October 13, 2001, as far as the residual part of the maximum amounts resulting from the increase in share capital operation resolved on by the Board Meeting of October 13, 2001 is concerned.
As you are aware, the Board Meeting of October 13, 2001 resolved, utilising the above-mentioned Shareholder Meeting resolutions, on the issue of up to a maximum of 4,079,803,958 shares and/or bonds, alternatively between them and at the entitled holder's choice. The offer took place during the period November – December 2001 and terminated without the intervention of the guaranteeing banks, the entire offer having been subscribed to by the market and resulting in the issue of 1,491,373,698 shares of a nominal value of Euro 1 each and 2,412,962,875 convertible bonds of the same nominal value.
From the maximum amounts resolved on, in accordance with articles 2443 and 2420*ter* of the Italian Civil Code, by the afore-mentioned Shareholder Meetings, Euro 6,740,613,285 and Euro 10,051,064,483.52 respectively result as being left over.
In implementing the Board's commitment made during the October 13 Board meeting (already anticipated to the market in occasion of the October 13, 2001 Shareholders' Meeting and illustrated in detail in the Informative and Listing Prospectus), the Board is asking this Shareholders' Meeting to approve the revocation of the part of the resolutions concerning the delegation of powers, in accordance with articles 2443 and 2420*ter* of the Italian Civil Code, which up until today has not been utilised. Consequently, any future share capital operation or any future operation which may have an effect on the share capital (made directly or via request for new delegation of powers, through the issue of convertible bonds or with warrants, or of warrants, options or other similar rights entitling subscription to shares of the Company) will be submitted each time to the approval of the Shareholders' Meeting.
In relation to all the existing sources of financings which consist mainly of bond issues already issued and/or guaranteed by Olivetti and to the need to ensure their substitution in view of their forthcoming expiry (approximately Euro 3.3 billion in 2003 and Euro 6.3 billion in 2004), it seems appropriate to provide the Board of Directors with the necessary instruments if it is to operate with the urgency which is required from time to time by market conditions subject to often swift and frequent changes. We are,

therefore, proposing to vest the Board of Directors with the power to issue, for a period of five years from the date of this resolution, bonds, also in foreign currency, not convertible into shares of the Company (the convertibility into shares of other companies is not however prejudiced) for a maximum amount of Euro 9 billion, within the limits each time permitted by law.

If you agree on the proposals made, you are kindly asked to adopt the following resolutions:

## A)

«The Extraordinary Shareholders' Meeting:

– having acknowledged the proposal made by the Board of Directors

resolves

**A1)** to revoke the unutilised part of the resolution concerning the delegation of powers to the Board of Directors, in accordance with art. 2443 of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of October 13, 2001 as well as the resolutions concerning the delegation of powers, in accordance with art. 2420*ter* of the Italian Civil Code, adopted by the Extraordinary Shareholder Meetings of April 7, 1999 and October 13, 2001;

**A2)** to insert at the end of letter D) of article 5 of the Company's By-Laws the following paragraph:
"The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to revoke the unutilised part of the resolution concerning the delegation of powers to the Board of Directors, in accordance with art. 2420*ter* of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of April 7, 1999; the operations already implemented by the Board of Directors, as explained above, will not be altered;

**A3)** to insert the following paragraph at the end of letter G) of article 5 of the Company's By-Laws:
"The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to revoke the unutilised part of the resolution concerning the delegation of powers to the Board of Directors, in accordance with art. 2443 of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of October 13, 2001; the share capital operations already implemented by the Board of Directors, to which reference is made in the second paragraph of letter I) which follows and which involved the use of the conferred powers of Euro 259,386,715, will not be altered".

**A4)** to insert the following paragraph at the end of letter H) of article 5 of the Company's By-Laws:
"The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to revoke the resolution concerning the delegation of powers to the Board of Directors, in accordance with article 2420*ter* of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of October 13, 2001 which had not been implemented, not even partially."

**A5)** to vest, severally, the Chairman and the Deputy Chairman and Chief Executive Officer with all the necessary powers to make any minor amendments and/or integrations considered necessary to the share-

holder resolutions, as requested by any and all competent authorities, including the Register of Companies and, in general, to do all that is necessary for the complete implementation of the above resolutions, with all the powers necessary or opportune, with no exceptions whatsoever.

**A6)** to authorise the Chairman and the Deputy Chairman and Chief Executive Officer, severally, to amend, in accordance with law, the numerical expressions and the text of article 5 of the Company's By-Laws, in relation to the above described operations."

**B)**

«The Extraordinary Shareholders' Meeting:

- having acknowledged the proposal made by the Board of Directors

resolves

**B1)** to vest the Board of Directors with the power to issue, in one or more tranches, for a period of five years from the date of this resolution, bonds, also in foreign currency, which may be converted into shares of other companies, with or without warrants, entitling purchase of shares of other companies, for a maximum amount of Euro 9 billion, within the limits each time permitted by law, establishing the terms, conditions and regulations thereof.

**B2)** to insert in the Company's By-laws the following article 5 bis)

*5bis)* The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to vest the Board of Directors, in accordance with article 2420*ter* of the Italian Civil Code, with the power to issue, in one or more tranches, for a maximum period of five years from the date of this resolution, bonds, also in foreign currency, which may be converted into shares of other companies, with or without warrants, entitling purchase of shares of other companies, for a maximum amount of Euro 9 billion, within the limits each time permitted by law, establishing the terms, conditions and regulations thereof.

**B3)** to vest, severally, the Chairman and the Deputy Chairman and Chief Executive Officer with all the necessary powers to make any minor amendments and/or integrations considered necessary to the shareholder resolutions, as requested by any and all competent authorities, including the Register of Companies and, in general, to do all that is necessary for the complete implementation of the above resolutions, with all the powers necessary or opportune, with no exceptions whatsoever.

**B4)** to authorise the Chairman and the Deputy Chairman and Chief Executive Officer, severally, to amend, in accordance with law, the numerical expressions and the text of article 5 of the Company's By-Laws, in relation to the above described operations."

THE BOARD OF DIRECTORS

# Call of the Shareholders' Meeting

Notice is hereby given that a Shareholders' Meeting is to be held at the Company's registered office in Ivrea, Via Jervis 77 on May 6, 2002, at 1100 hours in first call for the ordinary and extraordinary part and, if necessary, on May 7, 2002, in the same place and at the same time, in second call for the extraordinary part and, if necessary, on May 8, 2002, in the same place and at the same time, in second call for the ordinary part and in third call for the extraordinary part, to resolve on the following

**AGENDA**

**Ordinary Meeting:**

**1.** Financial Statements as at December 31, 2001, Board of Directors' Report on Operations, Statutory Auditors' Report; related resolutions.

**Extraordinary Meeting:**

**1.** Revocation of the unutilised part of the resolutions adopted by the Shareholder Meetings of April 7, 1999 and October 13, 2001 concerning the delegation of powers to the Board of Directors in accordance with articles 2443 and 2420*ter* of the Italian Civil Code; related resolutions and delegation of powers.

**2.** Proposal to grant the Board of Directors the powers, in accordance with art. 2420*ter* of the Italian Civil Code, to issue bonds not convertible into shares of the Company; related resolutions and delegation of powers.

Shareholders in possession of the specific certificates required by art. 34 of Consob resolution n. 11768 of December 23, 1998, issued by intermediaries adhering to the management system headed by Monte Titoli S.p.A., are entitled to attend the meeting.
Holders of shares not yet dematerialized must first hand them over to an intermediary for their insertion in a centralized dematerialization management system, in accordance with art. 51 of the above-mentioned resolution and apply for the issue of the appropriate certificates.
The Board of Directors' Report on the proposals as per the items on the agenda will be made available to the public at the Company's registered office and at Borsa Italiana S.p.A. as of April 19, 2002.

Ivrea, March 26, 2002

for The Board of Directors
The Chairman
(Avv. Antonio Tesone)

Published in the Official Gazette of the Republic of Italy, part II, no. 79 of April 4, 2002.

## A) Revocation of the unutilised part of the resolutions adopted by the Shareholder Meetings of April 7, 1999 and October 13, 2001 concerning the delegation of powers to the Board of Directors in accordance with articles 2443 and 2420*ter* of the Italian Civil Code; related resolutions and delegation of powers.

## B) Proposal to grant the Board of Directors the powers, in accordance with art. 2420*ter* of the Italian Civil Code, to issue bonds not convertible into shares of the Company; related resolutions and delegation of powers.

Dear Shareholders,
you have been called to this Extraordinary Shareholders' Meeting to decide on the proposal to revoke the resolutions concerning the delegation of powers to the Board of Directors, in accordance with articles 2443 and 2420*ter* of the Italian Civil Code, adopted by the Shareholder Meetings of April 7, 1999 and October 13, 2001, as far as the residual part of the maximum amounts resulting from the increase in share capital operation resolved on by the Board Meeting of October 13, 2001 is concerned.
As you are aware, the Board Meeting of October 13, 2001 resolved, utilising the above-mentioned Shareholder Meeting resolutions, on the issue of up to a maximum of 4,079,803,958 shares and/or bonds, alternatively between them and at the entitled holder's choice. The offer took place during the period November - December 2001 and terminated without the intervention of the guaranteeing banks, the entire offer having been subscribed to by the market and resulting in the issue of 1,491,373,698 shares of a nominal value of Euro 1 each and 2,412,962,875 convertible bonds of the same nominal value.
From the maximum amounts resolved on, in accordance with articles 2443 and 2420*ter* of the Italian Civil Code, by the afore-mentioned Shareholder Meetings, Euro 6,740,613,285 and Euro 10,051,064,483.52 respectively result as being left over.
In implementing the Board's commitment made during the October 13 Board meeting (already anticipated to the market in occasion of the October 13, 2001 Shareholders' Meeting and illustrated in detail in the Informative and Listing Prospectus), the Board is asking this Shareholders' Meeting to approve the revocation of the part of the resolutions concerning the delegation of powers, in accordance with articles 2443 and 2420*ter* of the Italian Civil Code, which up until today has not been utilised. Consequently, any future share capital operation or any future operation which may have an effect on the share capital (made directly or via request for new delegation of powers, through the issue of convertible bonds or with warrants, or of warrants, options or other similar rights entitling subscription to shares of the Company) will be submitted each time to the approval of the Shareholders' Meeting.
In relation to all the existing sources of financings which consist mainly of bond issues already issued and/or guaranteed by Olivetti and to the need to ensure their substitution in view of their forthcoming expiry (approximately Euro 3.3 billion in 2003 and Euro 6.3 billion in 2004), it seems appropriate to provide the Board of Directors with the necessary instruments if it is to operate with the urgency which is required from time to time by market conditions subject to often swift and frequent changes. We are,

therefore, proposing to vest the Board of Directors with the power to issue, for a period of five years from the date of this resolution, bonds, also in foreign currency, not convertible into shares of the Company (the convertibility into shares of other companies is not however prejudiced) for a maximum amount of Euro 9 billion, within the limits each time permitted by law.

If you agree on the proposals made, you are kindly asked to adopt the following resolutions:

**A)**

«The Extraordinary Shareholders' Meeting:

– having acknowledged the proposal made by the Board of Directors

resolves

**A1)** to revoke the unutilised part of the resolution concerning the delegation of powers to the Board of Directors, in accordance with art. 2443 of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of October 13, 2001 as well as the resolutions concerning the delegation of powers, in accordance with art. 2420*ter* of the Italian Civil Code, adopted by the Extraordinary Shareholder Meetings of April 7, 1999 and October 13, 2001;

**A2)** to insert at the end of letter D) of article 5 of the Company's By-Laws the following paragraph:
"The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to revoke the unutilised part of the resolution concerning the delegation of powers to the Board of Directors, in accordance with art. 2420*ter* of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of April 7, 1999; the operations already implemented by the Board of Directors, as explained above, will not be altered;

**A3)** to insert the following paragraph at the end of letter G) of article 5 of the Company's By-Laws:
"The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to revoke the unutilised part of the resolution concerning the delegation of powers to the Board of Directors, in accordance with art. 2443 of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of October 13, 2001; the share capital operations already implemented by the Board of Directors, to which reference is made in the second paragraph of letter I) which follows and which involved the use of the conferred powers of Euro 259,386,715, will not be altered".

**A4)** to insert the following paragraph at the end of letter H) of article 5 of the Company's By-Laws:
"The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to revoke the resolution concerning the delegation of powers to the Board of Directors, in accordance with article 2420*ter* of the Italian Civil Code, adopted by the Extraordinary Shareholders' Meeting of October 13, 2001 which had not been implemented, not even partially."

**A5)** to vest, severally, the Chairman and the Deputy Chairman and Chief Executive Officer with all the necessary powers to make any minor amendments and/or integrations considered necessary to the share-

holder resolutions, as requested by any and all competent authorities, including the Register of Companies and, in general, to do all that is necessary for the complete implementation of the above resolutions, with all the powers necessary or opportune, with no exceptions whatsoever.

**A6)** to authorise the Chairman and the Deputy Chairman and Chief Executive Officer, severally, to amend, in accordance with law, the numerical expressions and the text of article 5 of the Company's By-Laws, in relation to the above described operations."

**B)**

«The Extraordinary Shareholders' Meeting:

- having acknowledged the proposal made by the Board of Directors

resolves

**B1)** to vest the Board of Directors with the power to issue, in one or more tranches, for a period of five years from the date of this resolution, bonds, also in foreign currency, which may be converted into shares of other companies, with or without warrants, entitling purchase of shares of other companies, for a maximum amount of Euro 9 billion, within the limits each time permitted by law, establishing the terms, conditions and regulations thereof.

**B2)** to insert in the Company's By-laws the following article 5 bis)

*5bis)* The Extraordinary Shareholders' Meeting of May 8, 2002 resolved to vest the Board of Directors, in accordance with article 2420*ter* of the Italian Civil Code, with the power to issue, in one or more tranches, for a maximum period of five years from the date of this resolution, bonds, also in foreign currency, which may be converted into shares of other companies, with or without warrants, entitling purchase of shares of other companies, for a maximum amount of Euro 9 billion, within the limits each time permitted by law, establishing the terms, conditions and regulations thereof.

**B3)** to vest, severally, the Chairman and the Deputy Chairman and Chief Executive Officer with all the necessary powers to make any minor amendments and/or integrations considered necessary to the shareholder resolutions, as requested by any and all competent authorities, including the Register of Companies and, in general, to do all that is necessary for the complete implementation of the above resolutions, with all the powers necessary or opportune, with no exceptions whatsoever.

**B4)** to authorise the Chairman and the Deputy Chairman and Chief Executive Officer, severally, to amend, in accordance with law, the numerical expressions and the text of article 5 of the Company's By-Laws, in relation to the above described operations."

THE BOARD OF DIRECTORS